SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

NOVOGEN LIMITED
(Name of Issuer)

Sponsored ADR (each convertible into 5 Ordinary Shares)
(Title of Class of Securities)

67010F103
(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 9; [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,000 Sponsored ADRs (representing 135,000 ordinary shares)
	8	SHARED VOTING POWER 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares)
	9	SOLE DISPOSITIVE POWER 27,000 Sponsored ADRs (representing 135,000 ordinary shares)
	10	SHARED DISPOSITIVE POWER 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,161 Sponsored ADRs (representing 7,685,805 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9; [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON IN
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 9; [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9; [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%
14	TYPE OF REPORTING PERSON HC

ITEM 1. Security and Issuer.

This Amendment No. 2 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to sponsored ADRs ("Sponsored ADRs"), each convertible into 5 ordinary shares ("Ordinary Shares") of Novogen Limited (the "Company"). The address of the Company is 140 Wicks Road, North Ryde, New South Wales 2113 C3 2113, 01161298780088. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all Ordinary Shares subject to this Amendment No. 2 is $4,646,734.02 The Ordinary Shares herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

(1) Acting in his personal capacity, Austin purchased from September 12, 2005 through October 11, 2005, 13,000 Sponsored ADRs (representing 65,000 Ordinary Shares) in open market transactions for consideration (exclusive of brokers' commissions) of $240,390.00. The primary source of funds for this purchase was existing personal funds.

(2) Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from August 23, 2005 to October 11, 2005 a total of 237,501 Sponsored ADRs (representing 1,187,505 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $4,359,230.52. All purchases were made through various brokerage firms, and the primary source of the funding for these purchases was available funds of ECH and margin obtained under standard terms and conditions margin agreements.

(3) Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased on September 12, 2005, a total of 1,000 Sponsored ADRs (representing 5,000 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $19,230. The primary source of funds for these purchases was existing funds of the Trust.

(4) Acting on behalf of the Christina Lowery Trust, in his capacity as Trustee, Austin purchased on September 12, 2005, a total of 600 Sponsored ADRs (representing 3,000 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $11,538. The primary source of funds for these purchases was existing funds of the Trust.

(5) Acting on behalf of the Valerie Austin Trust, in his capacity as Trustee, Austin purchased on September 12, 2005, 850 Sponsored ADRs (representing 4,250 Ordinary Shares) in open market transactions for consideration (exclusive of brokers' commissions) of $16,345.50. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in United States dollars.

ITEM 5. Interest in Securities of the Issuer.

(a) Austin is the beneficial owner of 1,537,161 Sponsored ADRs (representing 7,685,805 Ordinary Shares, which is 7.92% based on the 97,045,662 Ordinary Shares outstanding as reported in the Company's Annual Report, filed on August 26, 2005 as Appendix 4E to Form 6-K) in his personal capacity, as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 1,510,161 Sponsored ADRs (representing 7,550,805 Ordinary Shares, which is 7.78% based on the 97,045,662 Ordinary Shares as reported in the Company's Annual Report, filed on August 26, 2005 as Appendix 4E to Form 6-K).

(b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 27,000 Sponsored ADRs (representing 135,000 ordinary shares). As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 1,510,161 Sponsored ADRs (representing 7,550,805 ordinary shares) held by ECH.

(c) In the preceding 60 days, ECH purchased an aggregate of 1,125,105 Ordinary Shares in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of ADRs (ordinary shares)	Price Per ADR
8/23/05	Purchase	12,000 (60,000)	$18.065
8/25/05	Purchase	14,000 (70,000)	$18.07
8/26/05	Purchase	11,300 (56,500)	$18.06
8/29/05	Purchase	3,300 (16,500)	$17.97
9/1/05	Purchase	6,000 (30,000)	$18.44
9/2/05	Purchase	12,100 (60,500)	$18.15
9/6/05	Purchase	6,000 (3,000)	$17.91
9/8/05	Purchase	25,100 (125,500)	$18.475
9/12/05	Purchase	3,000 (15,000)	$19.23
9/13/05	Purchase	7,380 (36,900)	$18.94
9/15/05	Purchase	5,288 (26,440)	$19.00
9/16/05	Purchase	5,000 (25,000)	$18.995
9/19/05	Purchase	7,000 (35,000)	$19.016
9/20/05	Purchase	6,000 (30,000)	$19.09
9/21/05	Purchase	7,600 (38,000)	$19.41
9/22/05	Purchase	1,600 (8,000)	$19.59
9/23/05	Purchase	26,500 (132,500)	$18.49
9/28/05	Purchase	2,700 (13,500)	$18.31
9/29/05	Purchase	12,319 (61,595)	$18.40
9/30/05	Purchase	8,314 (41,570)	$18.29
10/3/05	Purchase	24,700 (123,500)	$17.542
10/5/05	Purchase	5,000 (25,000)	$18.14
10/5/05	Purchase	5,700 (28,500)	$18.07
10/6/05	Purchase	4,000 (20,000)	$18.17
10/11/05	Purchase	13,000 (65,000)	$18.43
10/11/05	Purchase	2,600 (13,000)	$18.394

In the preceding 60 days, acting in his personal capacity, Austin purchased an aggregate of 13,000 Sponsored ADRs (representing 65,000 Ordinary Shares) in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of ADRs (ordinary shares)	Price Per ADR
9/12/05	Purchase	1,000 (5,000)	$19.23
10/11/05	Purchase	12,000 (60,000)	$18.43

In the preceding 60 days, on September 12, 2005: (1) acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust in his capacity as Trustee, Austin purchased an aggregate of 1,000 Sponsored ADRs (representing 5,000 Ordinary Shares) at $19.23 per ADR; (2) acting on behalf of the Christine Lowry Trust in his capacity as Trustee, Austin purchased 600 Sponsored ADRs (representing 3,000 Ordinary Shares) at $19.23 per ADR; and (3) acting on behalf of the Valerie Austin Trust in his capacity as Trustee, Austin purchased 850 Sponsored ADRs (representing 4,250 Ordinary Shares) at $19.23 per ADR. Each of the above purchases was made in a broker's transaction in the open market.

(d) No person other than Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 11, 2005	/s/ Josiah T. Austin
Josiah T. Austin, Individually and as Sole Managing Member of El Coronado Holdings LLC